Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)

ANNOUNCEMENT

First Quarterly Report of 2014

§1	Important Notice

1.1	The Board of Directors of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no misrepresentation from, or misleading statements or material omissions contained in this quarterly report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this quarterly report.

1.2	This quarterly report has been approved at an extraordinary meeting of the Board of Directors of the Company. All Directors warrant, and have no doubt as to, the truthfulness, accuracy and completeness of the contents of this quarterly report.

1.3	The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with the China Accounting Standards (“CAS”) and the International Financial Reporting Standards (“IFRS”), respectively. The financial statements set out in this quarterly report are unaudited.

1.4	Mr. Zhou Jiping, Chairman of the Board, Mr. Wang Dongjin, Director and President of the Company and Mr. Yu Yibo, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial statements set out in this quarterly report.

§2	Basic Information of the Company

2.1	Key Financial Data and Financial Indicators

2.1.1	Key Financial Data and Financial Indicators Prepared under IFRS

Unit: RMB Million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)

Total assets	2,382,476	2,342,110	1.7

Equity attributable to owners of the Company	1,167,352	1,132,735	3.1

Items	From the beginning of the year to the end of the reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	20,561	20.3

Items	From the beginning of the year to the end of the reporting period	Changes over the same period of the preceding year (%)

Turnover	528,947	(2.1)
Profit attributable to owners of the Company	34,248	(4.9)

Return on net assets (%)	2.9	(0.4 percentage point )

Basic earnings per share (RMB)	0.19	(4.9)

Diluted earnings per share (RMB)	0.19	(4.9)

2.1.2	Key Financial Data and Financial Indicators Prepared under CAS

Unit: RMB Million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)

Total assets	2,382,366	2,342,004	1.7

Equity attributable to equity holders of the Company	1,167,464	1,132,850	3.1

Items	From the beginning of the year to the end of the reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	20,561	20.3

Items	From the beginning of the year to the end of the reporting period	Changes over the same period of the preceding year (%)

Operating income	528,947	(2.1)
Net profit attributable to equity holders of the Company	34,248	(4.9)
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	34,758	(5.3)
Weighted average return on net assets (%)	3.0	(0.3 percentage point )

Basic earnings per share (RMB)	0.19	(4.9)

Diluted earnings per share (RMB)	0.19	(4.9)

Unit: RMB Million

Non-recurring profit/loss items	Profit/(loss) from the beginning of the year to the end of the reporting period
Net gain on disposal of non-current assets	4
Government grants recognised in the current period income statement	298
Net loss on disposal of available-for-sale financial assets	(4)
Reversal of provisions for bad debts against receivables	13
Other non-operating income and expenses	(967)

Sub-total	(656)

Tax impact of non-recurring profit/loss items	154
Impact of minority interests	(8)

Total	(510)

2.1.3	Differences between CAS and IFRS

☒  Applicable    ☐   Inapplicable

The consolidated net profit for the reporting period under IFRS and CAS were RMB37,271 million and RMB37,270 million respectively, with a difference of RMB1 million; the consolidated shareholders’ equity as at the end of the reporting period under IFRS and CAS were RMB1,306,241 million and RMB1,306,211 million respectively, with a difference of RMB 30 million, which was primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999. During the restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by China National Petroleum Corporation (“CNPC”). The valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

2.2	Number of Shareholders and Shareholdings of Top Ten Shareholders as at the end of the Reporting Period

Number of shareholders as at the end of the reporting period	969,841 shareholders including 961,932 holders of A shares and 7,909 holders of H shares (including 259 holders of the American Depository Shares)

Shareholdings of top ten shareholders(1)

Name of shareholders		Number of shares held	Type of shares
1	CNPC (2)	158,033,693,528	A shares
2	HKSCC Nominees Limited	20,828,935,156	H shares
3	National Council for Social Security Fund of the PRC	400,000,000	A shares
4	China Securities Finance Corporation Limited	259,521,422	A shares
5	Guangxi Investment Group Co., Ltd	39,560,045	A shares
6	CSOP Asset Management Limited - CSOP FTSE China A50 ETF	39,214,215	A shares
7	Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund	37,381,256	A shares
8	Industrial and Commercial Bank of China - Shanghai 50 Index ETF Securities Investment Fund	34,910,431	A shares
9	Bank of China Limited - Jiashi CSI 300 Index Trading Securities Investment Fund	16,654,476	A shares
10	Industrial and Commercial Bank of China Limited - China CSI 300 Index Trading Securities Investment Fund	12,558,100	A shares

Notes:	(1)	As at the end of the reporting period, the top ten shareholders were the same as the top ten shareholders of shares without selling restrictions.
	(2)	291,518,000 H shares were held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. These shares were held in the name of HKSCC Nominees Limited.

2.3	Business Review

In the first quarter of 2014, the world economy recovered moderately, while geopolitical unrest continued; China’s economy operated generally steadily with a slowed growth rate, the gross domestic product (GDP) growth increased by 7.4% as compared with the same period last year. In the face of complicated domestic and international situations, the Group focused on the development guidelines of “quality, profitability and sustainability”, achieved steady and positive development in its production and operation and recorded operating results that met expectations.

In respect of exploration and production, the Group continued to implement its “Peak Growth in Oil and Gas Reserves” Program, organised its oil and gas production in a scientific manner and achieved a stable increase in output of oil and gas. In the first quarter of 2014, crude oil output of the Group amounted to 231.7 million barrels, representing an increase of 0.3% as compared with the same period last year. Marketable natural gas output of the Group amounted to 789.7 billion cubic feet, representing an increase of 6.0% as compared with the same period last year. The oil and gas equivalent output was 363.4 million barrels, representing an increase of 2.3% as compared with the same period last year. In the first quarter of 2014, as a result of the decrease in average realised price for crude oil, increase in costs, the adjustment of policies of certain overseas resource countries in relation to the oil and gas cooperation together with other factors, the profit from operations of the exploration and production segment amounted to RMB52,710 million, representing a decrease of 7.5% from RMB56,983 million achieved in the same period last year.

In respect of refining and chemicals, the Group adhered to the principle of market-orientation and profitability, actively optimised its product structure and sought to rigorously reduce losses and enhance profitability. The Group strengthened the management of production operation and ensured a stable and effective operation of facilities. In the first quarter of 2014, the Group processed 254.4 million barrels of crude oil, representing an increase of 0.4% as compared with the same period last year. The Group produced 23.433 million tons of gasoline, diesel and kerosene, representing an increase of 3.0% over the same period last year. The refining and chemicals segment incurred a loss from operations of RMB2,217 million in the first quarter of 2014, representing a decrease in the loss from operations of RMB2,526 million as compared with the same period last year. The refining operations realised profit from operations of RMB1,959 million, representing an increase in profit from operations of RMB3,519 million as compared with the same period last year. As a result of the prolonged faltered chemical market, the chemicals operations incurred a loss from operations of RMB4,176 million, representing an increase in loss from operations of RMB993 million as compared with the same period last year.

In respect of marketing, facing the challenges of weak domestic demand in refined products and downward trend in prices, the Group continued to optimise the structure of its marketing operations, endeavored to raise the marketing capability of reminals. The Group sold 34.155 million tons of gasoline, diesel and kerosene. In the first quarter of 2014, the profit from operations of the marketing segment amounted to RMB3,324 million, representing an increase of 56.6% as compared with RMB2,122 million for the same period last year.

In respect of natural gas and pipeline, the Group coordinated and balanced the utilisation of various sources including domestic gas, overseas gas and coal gas, continued to strenghthen the management of the demand side, pushed forward the development of newly constructed pipelines and high-profitability markets in a well-organised way, thus ensuring sales profitability. In the first quarter of 2014, the profit from operations of the natural gas and pipeline segment amounted to RMB1,392 million, representing an increase of 26.5% as compared with RMB1,100 million for the same period last year. The net loss incurred from sales of imported gas and LNG amounted to RMB12,105 million, representing a decrease of loss of RMB2,345 million as compared with the same period last year.

In the first quarter of 2014, the average realised price for crude oil of the Group was US$100.06 per barrel (of which the domestic realised price was US$101.16 per barrel), representing a decrease of 2.9% as compared with the same period last year; the average realised price for natural gas was US$6.29 per thousand cubic feet (of which the domestic realised price was US$6.31 per thousand cubic feet), representing an increase of 24.1% as compared with the same period last year, mainly due to the combined effects of changes in sales structure, fluctuation of exchange rate and the new natural gas price adjustment plan.

Summary of Key Operating Data for the First Quarter of 2014

Operating Data	Unit	For the three months ended March 31		Changes over the same period of the preceding year (%)
		2014	2013
Crude oil output	Million barrels	231.7	231.0	0.3
of which: domestic	Million barrels	202.4	202.1	0.1
overseas	Million barrels	29.3	28.9	1.5
Marketable natural gas output	Billion cubic feet	789.7	745.3	6.0
of which: domestic	Billion cubic feet	757.4	704.5	7.5
overseas	Billion cubic feet	32.3	40.8	(20.8)
Oil and natural gas equivalent output	Million barrels	363.4	355.3	2.3
of which: domestic	Million barrels	328.7	319.6	2.8
overseas	Million barrels	34.7	35.7	(2.8)
Average realised price for crude oil	USD/barrel	100.06	103.08	(2.9)
Average realised price for natural gas	USD/thousand cubic feet	6.29	5.07	24.1
Processed crude oil	Million barrels	254.4	253.5	0.4
Gasoline, kerosene and diesel output	Thousand tons	23,433	22,758	3.0
of which: Gasoline	Thousand tons	8,090	7,556	7.1
Kerosene	Thousand tons	1,026	854	20.1
Diesel	Thousand tons	14,317	14,348	(0.2)
Total sales volume of gasoline, kerosene and diesel	Thousand tons	34,155	37,441	(8.8)
of which: Gasoline	Thousand tons	13,182	12,993	1.5
Kerosene	Thousand tons	3,026	3,231	(6.3)
Diesel	Thousand tons	17,947	21,217	(15.4)
Output of key chemical products
Ethylene	Thousand tons	1,171	1,071	9.3
Synthetic resin	Thousand tons	1,864	1,762	5.8
Synthetic fiber raw materials and polymer	Thousand tons	307	366	(16.1)
Synthetic rubber	Thousand tons	173	194	(10.8)
Urea	Thousand tons	600	893	(32.8)

Note:	(1)	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

§3	Significant Events

3.1	Significant changes in key accounting items and financial indicators under CAS and explanation of such changes

☒  Applicable     ☐  Inapplicable

Unit: RMB Million

Items	March 31, 2014	December 31, 2013	Changes (%)	Key explanation of the changes
Advances to suppliers	25,584	11,445	123.5	Mainly due to increase in prepaid goods expenditures
Other receivables	29,867	17,802	67.8	Mainly due to increase in receivables
Notes payable	42	832	(95.0)	Mainly due to reduction in the use of banker’s acceptance bills for purchase expenses
Employee compensation payable	7,704	4,836	59.3	Mainly due to increase in employee compensation payable from the end of the preceding year and to increase in the number of employees resulting from the expansion of the Group’s business scale
Other payables	39,416	27,025	45.9	Mainly due to increase in payable resulting from the expansion of the Group’s production and operation scale

Items	For the three months ended March 31		Changes (%)	Key explanation of the changes
	2014	2013
Asset impairment losses	4	11	(63.6)	Mainly due to decrease in the reversal of provision for impairment for accounts receivable as compared with the same period last year
Net profit attributable to minority interests	3,022	4,342	(30.4)	Mainly due to combined effects of decrease in the profits of certain overseas subsidiaries of the Group as a result of the drop in the international crude oil price and depreciation in the currency of overseas resource countries leading to increase in exchange losses
Net cash flows from financing activities	50,052	119,768	(58.2)	Mainly due to decrease in new borrowings and increase in paybacks as compared with the same period last year

3.2	Developments and impacts of significant events as well as the analysis of and explanation for the solutions

☑  Applicable     ☐  Inapplicable

Regarding the disclosed class action brought by individual overseas shareholders before the Southern District of New York Federal District Court of the United States against the Company and the relevant personnel on the ground that certain former directors and senior management were subject to investigation conducted by the relevant PRC authorities, the notice in respect of such action was served to the Company as of the end of the current reporting period. Details of such notice are further described in the Company’s announcements in connection with the disclosure of the proceedings (No. Lin 2013-025 and Lin 2013-031 respectively) posted on the websites of Shanghai Stock Exchange and on China Securities Journal, Shanghai Securities News and Securities Times dated September 6, 2013 and November 26, 2013. On April 4, 2014, the Southern District of New York Federal District Court of the United States entered an order consolidating the related actions and appointing lead plaintiff and lead counsel. The plaintiffs will have 60 days thereafter to file an amended complaint. The normal course of business of the Company has not been affected. The Company will use its best endeavour to proactively defense against such action so as to protect its lawful interests.

3.3	Status of fulfillment of undertaking given by the Company, shareholders and ultimate controller

☑  Applicable     ☐  Inapplicable

During the reporting period, the undertaking given by CNPC, the controlling shareholder of the Company, and the fulfillment thereof were consistent with the information disclosed in the section headed “Significant Events” of the 2013 Annual Report of the Company. There have been no events affecting the performance of these undertakings.

3.4	Caution and explanation as to the anticipated accumulated losses or significant changes over the same period of the preceding year

☐  Applicable     ☒  Inapplicable

3.5	Investments in securities

☐  Applicable     ☒  Inapplicable

By Order of the Board of Directors

PetroChina Company Limited

Zhou Jiping

Chairman

Beijing, the PRC

April 24, 2014

As at the date of this announcement, the Board of Directors of the Company comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan and Mr Wang Dongjin as executive Directors; Mr Li Xinhua, Mr Wang Guoliang and Mr Yu Baocai as non-executive Directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive Directors.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

APPENDIX

A. Financial statements for the first quarter of 2014 prepared in accordance with IFRS

1. Consolidated Statement of Comprehensive Income

	Three months ended March 31
	2014	2013
	RMB million	RMB million

TURNOVER	528,947	540,263

OPERATING EXPENSES
Purchases, services and other	(325,789)	(334,668)
Employee compensation costs	(29,501)	(28,609)
Exploration expenses, including exploratory dry holes	(5,712)	(5,680)
Depreciation, depletion and amortisation	(41,936)	(39,622)
Selling, general and administrative expenses	(16,567)	(15,558)
Taxes other than income taxes	(58,955)	(64,641)
Other income, net	1,676	1,594

TOTAL OPERATING EXPENSES	(476,784)	(487,184)

PROFIT FROM OPERATIONS	52,163	53,079

FINANCE COSTS
Exchange gain	1,092	595
Exchange loss	(3,690)	(1,315)
Interest income	599	313
Interest expense	(5,899)	(5,719)

TOTAL NET FINANCE COSTS	(7,898)	(6,126)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	2,970	2,715

PROFIT BEFORE INCOME TAX EXPENSE	47,235	49,668
INCOME TAX EXPENSE	(9,964)	(9,309)

PROFIT FOR THE PERIOD	37,271	40,359

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS:
Currency translation differences	(2,251)	(280)
Fair value loss from available-for-sale financial assets, net of tax	(19)	(6)
Share of the other comprehensive income of associate and joint ventures accounted for using the equity method	(14)	(13)

OTHER COMPREHENSIVE LOSS, NET OF TAX	(2,284)	(299)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	34,987	40,060

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	34,248	36,017
Non-controlling interests	3,023	4,342

	37,271	40,359

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	32,979	35,738
Non-controlling interests	2,008	4,322

	34,987	40,060

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.19	0.20

2. Consolidated Statement of Financial Position

	March 31, 2014	December 31, 2013
	RMB million	RMB million

NON-CURRENT ASSETS
Property, plant and equipment	1,629,198	1,648,823
Investments in associates and joint ventures	120,632	116,700
Available-for-sale financial assets	1,934	1,641
Advance operating lease payments	62,074	62,449
Intangible and other non-current assets	68,439	67,270
Deferred tax assets	12,202	11,226
Time deposits with maturities over one year	3,077	3,048

TOTAL NON-CURRENT ASSETS	1,897,556	1,911,157

CURRENT ASSETS
Inventories	248,170	227,017
Accounts receivable	78,029	64,027
Prepaid expenses and other current assets	91,252	68,299
Notes receivable	14,628	14,360
Time deposits with maturities over three months but within one year	390	5,843
Cash and cash equivalents	52,451	51,407

TOTAL CURRENT ASSETS	484,920	430,953

CURRENT LIABILITIES
Accounts payable and accrued liabilities	340,889	383,004
Income taxes payable	13,257	16,013
Other taxes payable	46,965	53,705
Short-term borrowings	218,187	192,767

TOTAL CURRENT LIABILITIES	619,298	645,489

NET CURRENT LIABILITIES	(134,378)	(214,536)

TOTAL ASSETS LESS CURRENT LIABILITIES	1,763,178	1,696,621

EQUITY
Equity attributable to owners of the Company:
Share capital	183,021	183,021
Retained earnings	703,567	669,300
Reserves	280,764	280,414

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	1,167,352	1,132,735
NON-CONTROLLING INTERESTS	138,889	137,200

TOTAL EQUITY	1,306,241	1,269,935

NON-CURRENT LIABILITIES
Long-term borrowings	333,807	302,862
Asset retirement obligations	95,892	94,531
Deferred tax liabilities	13,463	15,166
Other long-term obligations	13,775	14,127

TOTAL NON-CURRENT LIABILITIES	456,937	426,686

TOTAL EQUITY AND NON-CURRENT LIABILITIES	1,763,178	1,696,621

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

3. Consolidated Statement of Cash Flows

	Three months ended March 31
	2014	2013
	RMB million	RMB million

CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the period	37,271	40,359
Adjustments for:
Income tax expense	9,964	9,309
Depreciation, depletion and amortisation	41,936	39,622
Capitalised exploratory costs charged to expense	2,849	3,219
Safety fund reserve	1,874	1,502
Share of profit of associates and joint ventures	(2,970)	(2,715)
Reversal of provision for impairment of receivables, net	(13)	(11)
Write down in inventories, net	9	—
Loss on disposal of property, plant and equipment	5	35
Gain on disposal of other non-current assets	(8)	—
Dividend income	—	(1)
Interest income	(599)	(313)
Interest expense	5,899	5,719
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	(28,308)	(27,443)
Inventories	(21,182)	(27,615)
Accounts payable and accrued liabilities	(10,966)	(9,089)

CASH FLOWS GENERATED FROM OPERATIONS	35,761	32,578

Income taxes paid	(15,200)	(15,485)

NET CASH FLOWS FROM OPERATING ACTIVITIES	20,561	17,093

3. Consolidated Statement of Cash Flows (Continued)

	Three months ended March 31
	2014	2013
	RMB million	RMB million

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(74,778)	(65,617)
Acquisition of investments in associates and joint ventures	(1,085)	(439)
Acquisition of available-for-sale financial assets	(310)	—
Advance payments on long-term operating leases	(556)	(1,292)
Acquisition of intangible and other non-current assets	(717)	(514)
Purchase of non-controlling interests	—	(6)
Proceeds from disposal of property, plant and equipment	108	69
Proceeds from disposal of other non-current assets	11	—
Proceeds from disposal of investments in associates and joint ventures	—	6
Interest received	262	384
Dividends received	910	816
Increase in time deposits with maturities over three months	5,463	(712)

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(70,692)	(67,305)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(92,940)	(99,043)
Repayments of long-term borrowings	(44,992)	(6,355)
Interest paid	(5,776)	(4,873)
Dividends paid to non-controlling interests	(16)	(1,292)
Increase in short-term borrowings	121,022	153,025
Increase in long-term borrowings	72,018	77,914
Capital contribution from non-controlling interests	709	391
Increase in other long-term obligations	27	1

NET CASH FLOWS FROM FINANCING ACTIVITIES	50,052	119,768

TRANSLATION OF FOREIGN CURRENCY	1,123	505

Increase in cash and cash equivalents	1,044	70,061
Cash and cash equivalents at beginning of the period	51,407	43,395

Cash and cash equivalents at end of the period	52,451	113,456

4. Segment Information

	Three months ended March 31
	2014	2013
	RMB million	RMB million

Turnover
Exploration and Production
Intersegment sales	161,042	161,152
Turnover from external customers	41,583	40,857

	202,625	202,009
Refining and Chemicals
Intersegment sales	166,620	177,236
Turnover from external customers	40,385	49,582

	207,005	226,818
Marketing
Intersegment sales	67,727	65,214
Turnover from external customers	380,562	396,261

	448,289	461,475
Natural Gas and Pipeline
Intersegment sales	5,510	5,682
Turnover from external customers	66,056	53,334

	71,566	59,016
Head Office and Other
Intersegment sales	63	41
Turnover from external customers	361	229

	424	270

Total turnover from external customers	528,947	540,263

Profit/ (loss) from operations
Exploration and Production	52,710	56,983
Refining and Chemicals	(2,217)	(4,743)
Marketing	3,324	2,122
Natural Gas and Pipeline	1,392	1,100
Head Office and Other	(3,046)	(2,383)

	52,163	53,079

B. Financial statements for the first quarter of 2014 prepared in accordance with CAS

1. Consolidated Balance Sheet

	March 31, 2014	December 31, 2013
ASSETS	RMB million	RMB million

Current assets
Cash at bank and on hand	52,841	57,250
Notes receivable	14,628	14,360
Accounts receivable	78,029	64,027
Advances to suppliers	25,584	11,445
Other receivables	29,867	17,802
Inventories	248,170	227,017
Other current assets	35,801	39,052

Total current assets	484,920	430,953

Non-current assets
Available-for-sale financial assets	1,896	1,603
Long-term equity investments	120,229	116,289
Fixed assets	578,759	559,346
Oil and gas properties	785,772	801,083
Construction in progress	258,806	282,325
Construction materials	5,552	5,762
Intangible assets	62,098	62,592
Goodwill	7,284	7,225
Long-term prepaid expenses	25,760	26,424
Deferred tax assets	12,202	11,226
Other non-current assets	39,088	37,176

Total non-current assets	1,897,446	1,911,051

TOTAL ASSETS	2,382,366	2,342,004

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

1. Consolidated Balance Sheet (Continued)

	March 31, 2014	December 31, 2013
LIABILITIES AND SHAREHOLDERS’ EQUITY	RMB million	RMB million

Current liabilities
Short-term borrowings	139,811	110,894
Notes payable	42	832
Accounts payable	243,092	298,075
Advances from customers	44,993	46,804
Employee compensation payable	7,704	4,836
Taxes payable	60,222	69,718
Other payables	39,416	27,025
Current portion of non-current liabilities	78,376	81,873
Other current liabilities	5,642	5,432

Total current liabilities	619,298	645,489

Non-current liabilities
Long-term borrowings	242,676	211,708
Debentures payable	91,131	91,154
Provisions	95,892	94,531
Deferred tax liabilities	13,383	15,087
Other non-current liabilities	13,775	14,127

Total non-current liabilities	456,857	426,607

Total liabilities	1,076,155	1,072,096

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	115,738	115,676
Special reserve	10,437	8,922
Surplus reserves	175,051	175,051
Undistributed profits	698,402	664,136
Currency translation differences	(15,185)	(13,956)

Equity attributable to equity holders of the Company	1,167,464	1,132,850

Minority interests	138,747	137,058

Total shareholders’ equity	1,306,211	1,269,908

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,382,366	2,342,004

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

2. Company Balance Sheet

	March 31, 2014	December 31, 2013
ASSETS	RMB million	RMB million

Current assets
Cash at bank and on hand	26,910	27,484
Notes receivable	11,337	10,973
Accounts receivable	17,706	4,694
Advances to suppliers	13,888	4,397
Other receivables	63,797	55,676
Inventories	185,942	173,290
Other current assets	24,905	27,724

Total current assets	344,485	304,238

Non-current assets
Available-for-sale financial assets	1,234	1,271
Long-term equity investments	322,976	320,849
Fixed assets	412,992	422,676
Oil and gas properties	527,351	535,733
Construction in progress	156,683	154,378
Construction materials	4,215	4,218
Intangible assets	48,633	49,131
Goodwill	119	119
Long-term prepaid expenses	22,323	22,966
Deferred tax assets	10,465	9,163
Other non-current assets	19,830	18,908

Total non-current assets	1,526,821	1,539,412

TOTAL ASSETS	1,871,306	1,843,650

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

2. Company Balance Sheet (Continued)

	March 31, 2014	December 31, 2013
LIABILITIES AND SHAREHOLDERS’ EQUITY	RMB million	RMB million

Current liabilities
Short-term borrowings	139,961	126,463
Notes payable	—	8
Accounts payable	122,678	170,431
Advances from customers	29,823	29,748
Employee compensation payable	5,854	3,403
Taxes payable	41,972	46,311
Other payables	31,278	20,793
Current portion of non-current liabilities	55,089	55,089
Other current liabilities	2,091	2,628

Total current liabilities	428,746	454,874

Non-current liabilities
Long-term borrowings	189,766	169,775
Debentures payable	91,000	91,000
Provisions	62,588	61,291
Other non-current liabilities	4,869	4,773

Total non-current liabilities	348,223	326,839

Total liabilities	776,969	781,713

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	127,862	127,839
Special reserve	7,656	6,398
Surplus reserves	163,959	163,959
Undistributed profits	611,839	580,720

Total shareholders’ equity	1,094,337	1,061,937

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,871,306	1,843,650

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

3. Consolidated Income Statement

		Three months ended March 31
		2014	2013
Items		RMB million	RMB million

Operating income		528,947	540,263
Less:	Cost of sales	(386,785)	(392,949)
	Tax and levies on operations	(56,762)	(62,368)
	Selling expenses	(14,495)	(13,666)
	General and administrative expenses	(20,030)	(19,466)
	Finance expenses	(8,158)	(6,296)
	Asset impairment losses	4	11
Add:	Investment income	2,980	2,736

Operating profit		45,701	48,265

Add:	Non-operating income	2,805	2,711

Less:	Non-operating expenses	(1,273)	(1,308)

Profit before taxation		47,233	49,668

Less:	Taxation	(9,963)	(9,309)

Net profit		37,270	40,359

Attributable to:
Equity holders of the Company		34,248	36,017
Minority interests		3,022	4,342

Earnings per share
Basic earnings per share (RMB Yuan)		0.19	0.20
Diluted earnings per share (RMB Yuan)		0.19	0.20

Other comprehensive loss		(2,284)	(299)

Total comprehensive income		34,986	40,060

Attributable to:
Equity holders of the Company		32,979	35,738
Minority interests		2,007	4,322

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

4. Income Statement

		Three months ended March 31
		2014	2013
Items		RMB million	RMB million

Operating income		320,860	321,032
Less:	Cost of sales	(229,684)	(231,029)
	Taxes and levies on operations	(42,715)	(45,710)
	Selling expenses	(10,809)	(9,959)
	General and administrative expenses	(14,562)	(14,532)
	Finance expenses	(5,869)	(5,947)
	Asset impairment losses	2	3
Add:	Investment income	15,188	17,447

Operating profit		32,411	31,305

Add:	Non-operating income	2,594	2,588
Less:	Non-operating expenses	(1,168)	(1,216)

Profit before taxation		33,837	32,677

Less:	Taxation	(2,718)	(177)

Net profit		31,119	32,500

Earnings per share
Basic earnings per share (RMB Yuan)		0.17	0.18
Diluted earnings per share (RMB Yuan)		0.17	0.18

Other comprehensive loss		(11)	(9)

Total comprehensive income		31,108	32,491

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

5. Consolidated Cash Flow Statement

	Three months ended March 31
	2014	2013
Items	RMB million	RMB million

Cash flows from operating activities
Cash received from sales of goods and rendering of services	599,720	617,368

Refund of taxes and levies	2,147	203
Cash received relating to other operating activities	373	382

Sub-total of cash inflows	602,240	617,953

Cash paid for goods and services	(455,655)	(457,177)

Cash paid to and on behalf of employees	(26,633)	(25,715)

Payments of taxes and levies	(82,360)	(97,917)

Cash paid relating to other operating activities	(17,031)	(20,051)

Sub-total of cash outflows	(581,679)	(600,860)

Net cash flows from operating activities	20,561	17,093

Cash flows from investing activities

Cash received from disposal of investments	5,492	922

Cash received from returns on investments	1,172	1,200
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	119	69

Sub-total of cash inflows	6,783	2,191

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(76,051)	(67,423)

Cash paid to acquire investments	(1,424)	(2,073)

Sub-total of cash outflows	(77,475)	(69,496)

Net cash flows from investing activities	(70,692)	(67,305)

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

5. Consolidated Cash Flow Statement (Continued)

	Three months ended March 31
	2014	2013
Items	RMB million	RMB million

Cash flows from financing activities

Cash received from capital contributions	709	391
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	709	391

Cash received from borrowings	193,040	230,939

Cash received relating to other financing activities	27	1

Sub-total of cash inflows	193,776	231,331

Cash repayments of borrowings	(137,932)	(105,398)
Cash payments for interest expenses and distribution of dividends or profits	(5,792)	(6,165)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(16)	(1,292)

Sub-total of cash outflows	(143,724)	(111,563)

Net cash flows from financing activities	50,052	119,768

Effect of foreign exchange rate changes on cash and cash equivalents	1,123	505

Net increase in cash and cash equivalents	1,044	70,061

Add: Cash and cash equivalents at beginning of the period	51,407	43,395

Cash and cash equivalents at end of the period	52,451	113,456

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

6. Company Cash Flow Statement

	Three months ended March 31
	2014	2013
Items	RMB million	RMB million

Cash flows from operating activities
Cash received from sales of goods and rendering of services	360,383	366,261
Refund of taxes and levies	2,099	203
Cash received relating to other operating activities	318	1,199

Sub-total of cash inflows	362,800	367,663

Cash paid for goods and services	(259,835)	(262,393)
Cash paid to and on behalf of employees	(18,445)	(17,443)
Payments of taxes and levies	(57,852)	(72,498)
Cash paid relating to other operating activities	(7,164)	(6,786)

Sub-total of cash outflows	(343,296)	(359,120)

Net cash flows from operating activities	19,504	8,543

Cash flows from investing activities
Cash received from returns on investments	13,924	18,539
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	29	69

Sub-total of cash inflows	13,953	18,608

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(60,604)	(46,903)
Cash paid to acquire investments	(148)	(483)

Sub-total of cash outflows	(60,752)	(47,386)

Net cash flows from investing activities	(46,799)	(28,778)

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo

6. Company Cash Flow Statement (Continued)

	Three months ended March 31
	2014	2013
Items	RMB million	RMB million

Cash flows from financing activities

Cash received from borrowings	120,526	163,258

Cash received relating to other financing activities	11	2

Sub-total of cash inflows	120,537	163,260

Cash repayments of borrowings	(87,476)	(65,442)
Cash payments for interest expenses and distribution of dividends or profits	(6,340)	(6,187)

Cash payments relating to other financing activities	—	(12)

Sub-total of cash outflows	(93,816)	(71,641)

Net cash flows from financing activities	26,721	91,619

Effect of foreign exchange rate changes on cash and cash equivalents	—	—

Net increase in cash and cash equivalents	(574)	71,384

Add: Cash and cash equivalents at beginning of the period	27,484	11,574

Cash and cash equivalents at end of the period	26,910	82,958

Chairman	Director and President	Chief Financial Officer
Zhou Jiping	Wang Dongjin	Yu Yibo